SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number: 1-10777

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Ambac Financial Group, Inc.

Savings Incentive Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Ambac Financial Group, Inc.

One State Street Plaza

New York, New York 10004

AMBAC FINANCIAL GROUP, INC.

SAVINGS INCENTIVE PLAN

Financial Statements and Supplemental Schedules

December 31, 2002 and 2001

(With Independent Auditors’ Report Thereon)

Ambac Financial Group, Inc.

Savings Incentive Plan

* Schedules required by Form 5500 that are not applicable have been omitted.

Independent Auditors’ Report

To the Administrator of

Ambac Financial Group, Inc. Savings Incentive Plan

We have audited the accompanying statements of net assets available for plan benefits of Ambac Financial Group, Inc. Savings Incentive Plan (the “Plan”) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 2002 and 2001, and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4 i—Schedule of Assets (Held at End of Year) as of December 31, 2002 and Schedule H, line

4 j—Schedule of Reportable Transactions for the year ended December 31, 2002 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

New York, New York

June 27, 2003

Ambac Financial Group, Inc.

Savings Incentive Plan

Statements of Net Assets Available for Plan Benefits

December 31, 2002 and 2001

	2002	2001
Assets:
Investments, at fair value (see note 3):
Ambac Financial Group, Inc. Stock Fund	$16,949,827	$17,111,787
Mutual Funds	29,518,147	30,899,818
Loans to participants	822,582	844,337

Total investments	47,290,556	48,855,942

Receivables:
Employer contributions receivable	1,994,505	1,853,897
Participant contributions receivable	112,859	107,635

Total receivables	2,107,364	1,961,532

Net assets available for plan benefits	$49,397,920	$50,817,474

See Accompanying Notes to Financial Statements

Ambac Financial Group, Inc.

Savings Incentive Plan

Statements of Changes in Net Assets Available for Plan Benefits

For the years ended December 31, 2002 and 2001

	2002	2001
Additions to net assets attributed to:
Contributions:
Employer contributions	$2,732,953	$2,536,666
Participant contributions	2,434,965	2,185,084
Rollovers	785,885	618,628

Total contributions	5,953,803	5,340,378

Investment Income:
Interest and dividends	805,979	736,413
Net depreciation in fair value of investments (see note 3)	(6,718,323)	(5,016,454)

Total investment loss	(5,912,344)	(4,280,041)

Total additions	41,459	1,060,337

Deductions from net assets attributed to:
Benefit payments	1,459,533	993,332
Administrative expenses	1,480	1,260

Total deductions	1,461,013	994,592

Net (decrease) increase	(1,419,554)	65,745
Net assets available for plan benefits at:
Beginning of year	50,817,474	50,751,729

End of year	$49,397,920	$50,817,474

See	Accompanying Notes to Financial Statements

AMBAC FINANCIAL GROUP, INC.

SAVINGS INCENTIVE PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(1)	Description of the Plan

The following description of the Ambac Financial Group, Inc. Savings Incentive Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description or Plan document for more complete information of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan covering all regular employees of Ambac Financial Group, Inc. (“Ambac”) who have completed at least six months of service in which the employee is credited with at least 500 hours of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan is a program designed to encourage long-term savings by eligible employees of Ambac. These savings are achieved through a systematic program of salary deferrals. The employee’s salary is reduced by the amount elected to be saved on a pre-tax basis. The pre-tax “deferred” part of the employee’s salary is not taxable to the employee until distribution, unless such distribution is to another eligible retirement plan. Ambac is the Plan sponsor.

(b)	Contributions

Each participant in the Plan directs Ambac to defer on a pre-tax basis a certain percentage of his or her compensation. Employee contributions are accrued when deducted from employee pay and are invested after receipt by the Trustee. Employees may contribute to the Plan up to 20% of base compensation. Ambac makes an employer matching contribution of 50% of the employee’s contributions up to 6% of such participants’ base compensation. Ambac may also make a Basic Profit Sharing contribution of 3% of base compensation and a Supplemental Profit Sharing contribution of an additional 3% of base compensation in the subsequent year to eligible employees. Additionally, Ambac may make a discretionary Profit Sharing contribution equal to an amount determined by Ambac, in its sole discretion, for the taxable year with or within which the applicable Plan year ends. In 2003, Ambac made a $1,957,000 contribution for its Basic and Supplemental Profit Sharing Contribution for 2002. All employer Supplemental Profit Sharing contributions and discretionary Profit Sharing contributions are automatically allocated to the Ambac Financial Group, Inc. Stock Fund. Contributions are subject to certain limitations as prescribed by the Internal Revenue Code. When one reaches the age of 55, one may begin to allocate certain portions of his/her Supplemental Profit Sharing account balance that are invested in the Ambac Stock Fund to other Investment Funds in accordance with a formula in the Plan.

In 2002, the Plan was amended effective January 1, 2002 to reflect certain changes under the Economic Growth and Tax Relief Reconciliation Act (“EGTRRA”). Eligible participants age 50 or over may also elect additional catch-up

AMBAC FINANCIAL GROUP, INC.

SAVINGS INCENTIVE PLAN

Notes to Financial Statements

December 31, 2002 and 2001,

(1), Continued

contributions subject to the dollar limits in the EGTRRA. These catch-up contributions are not matched by Ambac.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocation of (a) Ambac’s contributions, and (b) plan earnings or losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d)	Vesting

Participants are immediately vested in all contributions plus actual earnings or losses thereon.

(e)	Payments of Benefits

On termination of employment, retirement, total and permanent disability, or death, a participant or participant’s beneficiary may elect to receive an immediate lump-sum amount equal to the value of his or her account, or may elect to defer receipt of such lump sum payment until such participant attains the age of 70½. If the participant’s amount is less than $5,000, a lump sum distribution is made following termination of employment.

(f)	Participant Loans

Participants may borrow, subject to limitations relative to prior loans, up to one-half of their vested account balances, but not to exceed $50,000. The loan will bear a reasonable rate of interest as determined by the Plan Administrative Committee. Participants may have up to three outstanding loans at any one time. Repayment of the loan shall be made through payroll deductions over a term not to exceed five years. However, if the loan is used to acquire a principal residence, the term of the loan may be for up to 15 years. All outstanding loans shall be due and payable at the time of any distribution of all or any portion of the value of a participant’s account.

(2)	Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Plan:

(a)	Basis of Accounting and Use of Estimates

The financial statements of the Plan are prepared under the accrual method of accounting. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires

AMBAC FINANCIAL GROUP, INC.

SAVINGS INCENTIVE PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(2), Continued

management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, as well as disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

(b)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment companies’ (mutual funds) are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Ambac Financial Group, Inc. Stock Fund is valued at its year-end unit closing price. The Ambac Financial Group, Inc. Stock Fund consists of Ambac Financial Group, Inc. Common Stock as well as small amounts of cash and cash equivalents. The Ambac Financial Group, Inc. Common Stock in the stock fund is valued using quoted market prices. Participant loans are valued at cost which approximates fair value. Purchases and sales of investments are recorded on a trade date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

(c)	Plan Expenses

It is Ambac’s present practice to pay routine administrative, accounting, legal and investment advisory expenses of the Plan.

(d)	Payment of Benefits

Benefits are recorded when paid.

(e)	Risks and Uncertainties

The Plan offers a number of investment options including the Ambac Financial Group, Inc. Stock Fund and a variety of mutual funds. The investment funds consist of U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances.

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across all participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Ambac Financial Group, Inc. Stock Fund, which principally invests in the securities of a single issuer.

AMBAC FINANCIAL GROUP, INC.

SAVINGS INCENTIVE PLAN

Notes to Financial Statements

December 31, 2002 and 2001,

(2), Continued

(f)	Reclassification

Certain prior year amounts have been reclassified to conform with the 2002 presentation.

(3)	Investments

The following presents investments that represent 5 percent or more of the Plan’s net assets.

	2002		2001

Ambac Financial Group Inc. Stock Fund	$16,949,827	*	$17,111,787	*

Vanguard Asset Allocation Mutual Fund	4,191,336		4,560,621

Vanguard Growth & Income Mutual Fund	3,962,384		5,042,846

Vanguard 500 Index Mutual Fund	3,509,593		4,215,865

Vanguard U.S. Growth Mutual Fund	3,295,745		5,238,456

Vanguard Prime Money Market Mutual Fund	2,985,099		—

Vanguard Long-term Corporate Mutual Fund	2,599,996		—

Vanguard International Growth Mutual Fund	—		3,050,971

* Includes nonparticipant-directed portion (see note 4)

The net depreciation of investments (including gains and losses on investments bought and sold, as well as held) for the years ended December 31, 2002 and 2001 is as follows:

	2002	2001

Ambac Financial Group Inc. Stock Fund	($351,455)	$ 93,538

Mutual Funds	(6,366,868)	(5,109,992)

Total	($6,718,323)	($ 5,016,454)

AMBAC FINANCIAL GROUP, INC.

SAVINGS INCENTIVE PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(4)	Nonparticipant-Directed Investments

Information about the net assets and significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	2002	2001
Ambac Financial Group Inc. Stock Fund *	$16,949,827	$17,111,787

Employer contribution receivable	$1,134,935	$1,058,608

	Year Ended December 31, 2002	Year Ended December 31, 2001
Changes in Net Assets:

Contributions	$1,577,946	$1,421,792

Interest and dividends	118,187	101,783

Net depreciation in fair value	(351,455)	93,538

Benefit payments	(658,306)	(313,400)

Administrative expenses	(200)	(160)

Transfers to participant directed—investments, net	(848,132)	630,254

	($161,960)	$1,933,807

* The Ambac Financial Group, Inc. Stock Fund displayed above is for both participant / nonparticipant-directed investments. The balance of nonparticipant-directed net assets is not practicable to be determined.

(5)	Income Tax Status

The Internal Revenue Service has determined and informed Ambac by a letter dated July 17, 2001 that the Plan, and related trust are designed in accordance with applicable sections of the Internal Revenue Code. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

(6)	Plan Termination

Although it has not expressed any intention to do so, Ambac has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event the Plan was terminated, the net assets of the Plan would be allocated as prescribed by ERISA and its related regulations, generally to provide benefits, after all expenses, to the participants and beneficiaries of the Plan.

AMBAC FINANCIAL GROUP, INC.

SAVINGS INCENTIVE PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(7)	Related—Party Transactions

Certain Plan investments are shares of mutual funds managed by Vanguard Fiduciary Trust Company (“Vanguard”). Vanguard is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

Schedule 1

Ambac Financial Group, Inc.

Savings Incentive Plan

Schedule H, Line 4 i—Schedule of Assets (Held at End of Year)

December 31, 2002

Identity of Issuer	Description	Current Value
* Ambac Financial Group, Inc. Stock Fund	Common Stock Fund; 329,416 shares at cost of $9,727,363	$16,949,827

* Vanguard Explorer Mutual Fund	Mutual Fund; 34,446 shares	$1,566,961
* Vanguard Long-Term Corp. Mutual Fund	Mutual Fund; 281,690 shares	2,599,996
* Vanguard Prime Money Market Mutual Fund	Mutual Fund; 2,985,099 shares	2,985,099
* Vanguard 500 Index Mutual Fund	Mutual Fund; 43,248 shares	3,509,593
* Vanguard Windsor II Mutual Fund	Mutual Fund; 75,982 shares	1,580,420
* Vanguard Asset Allocation Mutual Fund	Mutual Fund; 231,950 shares	4,191,336
* Vanguard U.S. Growth Mutual Fund	Mutual Fund; 273,279 shares	3,295,745
* Vanguard International Growth Mutual Fund	Mutual Fund; 183,028 shares	2,225,615
* Vanguard Total Bond Market Index Mutual Fund	Mutual Fund; 149,939 shares	1,556,372
* Vanguard Growth & Income Mutual Fund	Mutual Fund; 182,179 shares	3,962,384
* Vanguard LifeStrategy Conservative Growth Mutual Fund	Mutual Fund; 14,737 shares	188,933
* Vanguard LifeStrategy Growth Mutual Fund	Mutual Fund; 30,049 shares	431,499
* Vanguard LifeStrategy Income Mutual Fund	Mutual Fund; 11,952 shares	147,243
* Vanguard LifeStrategy Moderate Growth Mutual Fund	Mutual Fund; 6,805 shares	94,384
* Vanguard REIT Index Mutual Fund	Mutual Fund; 54,730 shares	648,001
* Vanguard Calvert Social Index Mutual Fund	Mutual Fund; 4,080 shares	23,745
* Vanguard Inflation-Protected Securities Mutual Fund	Mutual Fund; 43,144 shares	510,821

		$29,518,147

* Participant Loans	89 participants loans (Interest rate range 5.25% to 10.5%)	$822,582

*	party-in-interest as defined by ERISA

See accompanying independent auditors’ report

Schedule 2

Ambac Financial Group, Inc.

Savings Incentive Plan

Schedule H, Line 4 j—Schedule of Reportable Transactions

Year Ended December 31, 2002

Identity and Description	Number of purchases	Purchase price	Number of sales	Selling price	Cost of assets sold	Net gain
Ambac Financial Group, Inc. Stock Fund Common Stock Fund	74	$3,130,194	82	$2,940,699	$2,151,558	$789,141

See accompanying independent auditors’ report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administrator the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Ambac Financial Group, Inc. Savings Incentive Plan

Dated: June 30, 2003	By:	/s/ Thomas J. Gandolfo
Thomas J. Gandolfo Senior Vice President and Chief Financial Officer

Dated: June 30, 2003	By:	/s/ Gregg L. Bienstock
Gregg L. Bienstock, Esq. Managing Director, Human Resources and Employment Counsel Plan Administrator

EXHIBIT INDEX

Exhibit Number	Document

23	Independent Auditors’ Consent.

99.1	Certification of Periodic Financial Report Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.